Soligenix, Inc. 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540

July 12, 2010

Via EDGAR and Facsimile (202) 772-9198

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Mr. Jeffrey P. Riedler, Assistant Director

Re:	Soligenix, Inc.
Pre-Effective Amendment No. 1 to Form S-1 Registration Statement
Filed July 9, 2010
File No. 333-167792

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that Pre-Effective Amendment No. 1 to Form S-1 Registration Statement filed by Soligenix, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on July 9, 2010 (File No. 333-167792) be declared effective as of 4:00 p.m., Eastern Daylight Time, on Tuesday, July 13, 2010, or as soon thereafter as possible.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Soligenix, Inc.

By:	/s/ Evan Myrianthopoulos
Evan Myrianthopoulos
Chief Financial Officer

cc:           Rose Zukin, Division of Corporation Finance
Christopher J. Schaber, Chief Executive Officer and President
Leslie J. Croland, Esq.